Mail Stop 4561

March 17, 2008

Mr. Elliot Shirwo
General Counsel and Corporate Secretary
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, CA 90245

      Re: Peerless Systems Corporation
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed March 10, 2008
              File No. 000-21287

Dear Mr. Shirwo:

      We have completed our review of your revised filing and have no further comments at this time.

                        Sincerely,

                        David L. Orlic
                        Special Counsel

cc: <u>Via Facsimile: (310) 919-3970</u>
        Gerald Chizever
        Loeb & Loeb, LLC